March 30, 2021

Via E-mail and EDGAR Transmission

Ta Tanisha Meadows

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	America’s Car-Mart, Inc. Form 10-K for the Fiscal Year Ended April 30, 2020 Filed June 24, 2020 Form 10-Q for the Quarterly Period Ended January 31, 2021 Filed March 5, 2021 File No. 0-14939

Dear Ms. Meadows:

Please find our response to the staff’s comments contained in your letter dated March 16, 2021 related to the above filing. For convenient reference, this response letter duplicates the text of the enumerated staff comments, as well as the headings contained in your letter.

Form 10-Q for the Quarterly Period Ended January 31, 2021

Notes to Consolidated Financial Statements (Unaudited)

B – Summary of Significant Accounting Policies

Finance Receivables, Repossessions and Charge-offs and Allowance for Credit Losses, page 8

1.	We note your disclosure on page 12 that you adopted ASU 2016-13, Financial Instruments – Credit Losses (“ASU 2016-13”), on May 1, 2020 and that you did not incur a material impact to your financial statements as a result of the adoption. Please respond to the following:

•	Describe the reasons for the lack of any material change in your allowance for credit losses upon the adoption of ASU 2016-13 in light of the fact that the standard eliminated the probable initial recognition threshold under the prior GAAP model, and instead requires an entity’s current estimate of all expected credit losses.

Response: Although the allowance estimate under the historical incurred loss model and the mechanics of the estimate under CECL differ, the Company’s adoption of ASU 2016-13 did not result in a material change to our allowance for credit losses. In part, this was due to the portfolio’s relatively short term (less than three years), which, when combined with the fact that the average age of an account at charge-off date is thirteen months, suggests that there is not a significant difference between the time over which losses were estimated under the incurred loss model (the “loss discovery period”, or the time from which a loss-causing event occurred and when that loss was confirmed via charge-off) and the contractual life of our receivables (as affected for prepayments and defaults).

America’s Car-Mart, Inc. | 1805 N. 2nd Street Suite 401 | Rogers, AR 72756 | 479.464.9944

Ta Tanisha Meadows United States Securities and Exchange Commission March 30, 2021 Page 2

The Company has historically adjusted its quantitative incurred loss model which relies purely on historical data with adjustments for factors such as changes in economic conditions, general inflation, overall unemployment levels and underwriting and collections practices (these adjustments are referred to by the Company as “qualitative factors”). The Company increased the allowance in Q4 2020, prior to the adoption of ASU 2020-13, via these qualitative factors in response to the significant decline in economic conditions at the measurement date (April 30, 2020) as compared to the economic conditions present during the period from which our historical loss experience was derived. Specifically, at April 30, 2020, economic conditions both nationally and in our specific markets had deteriorated rapidly due to the onset of COVID-19, the related business “lock-downs” and their impact on the employment of our customers. Additionally, as of the reporting date, the various forms and amounts of significant government stimulus programs were not yet known.

Subsequent to the adoption of ASU 2016-13, the Company adjusts the expected losses estimated from historical data by utilizing the qualitative factors mentioned above in conjunction with reasonable and supportable forecasts about the future twelve-month period and how those forecasts could impact the point estimate produced by the historical data, as well as taking in to account expected recoveries.

Based on this analysis, the Company believes that its estimate of incurred losses at the reporting date and its estimate of expected losses upon adoption of ASU 2016-13 results in materially the same allowance percentage with regards to the Company’s portfolio.

•	We note several places in your disclosure where you refer to losses “inherent” or “incurred” in the portfolio, over the remaining contractual lives. Please explain how these references capture your estimate of all expected credit losses over the contractual lives of the loans, and not just losses that have already been incurred.

Response: The Company acknowledges that the use of the term “inherent” may have caused confusion as it is not a term used commonly in U.S. GAAP. Accordingly, the Company will revise disclosures in future filings to align the nomenclature used more closely to that in U.S. GAAP. However, as noted above, the Company estimates losses expected to be incurred on the portfolio at the measurement date, which include analyzing the entity’s historical loss experience, adjusted for asset-specific factors and reasonable and supportable forecasts of future conditions. The Company believes their method of determining estimated expected losses is appropriate especially with the consideration given to forecasted qualitative factors such as economic conditions, general inflation, overall unemployment levels and underwriting and collections practices.

•	We note your disclosure on page 13 that you use a 12 month reasonable and supportable forecast period, and then revert back to historical loss information. Please tell us and disclose in future filings how you revert back to historical loss information. Please refer to ASC 326-20-30-9 and 326-20-50-11g.

Ta Tanisha Meadows United States Securities and Exchange Commission March 30, 2021 Page 3

Response: For the purpose of estimating the expected credit losses over the remaining portion of the contractual lives of the loans following the initial 12-month forecast period, the Company utilizes the point estimate produced based on the Company’s analysis of the number of units repossessed or charged-off as a percentage of total units financed over specific historical periods from one year to five years, the average net repossession and charge-off loss per unit during the last 18 months, and the timing of repossession and charge-off losses relative to the date of sale during the last 18 months.

In response to the staff’s comment, the Company plans to modify the referenced disclosure in Note C – Finance Receives, Net, to the Company’s Consolidated Financial Statements in its future filings as follows:

In addition to the objective factors discussed above, the Company also considers macro-economic factors such as ~~higher~~ changes in unemployment levels, ~~higher~~ gasoline prices and ~~higher~~ prices for staple items to develop reasonable and supportable forecasts about the future. These economic forecasts are utilized alongside historical loss information in order to estimate expected losses ~~inherent~~ in the portfolio over the following twelve-month period, at which point the Company will immediately revert to the point estimate produced by the Company’s analysis of historical loss information to estimate expected losses ~~inherent in~~ from the portfolio for the remaining contractual lives of its finance receivables. See “Finance Receivables, Repossessions and Charge-offs and Allowance for Credit Losses” in Note B for a description of the historical data included in this analysis.

•	We note your disclosure on page 14 where you disclose the finance receivables outstanding at January 31, 2021 summarized by fiscal year of origination. However, we were unable to locate where you disclosed the credit quality indicator for your finance receivables by fiscal year of origination as required by ASC 326-20-50-6 and 326-20-55-7. Please advise, or revise future filings to include this information.

Response: The Company will disclose the credit quality indicator for our finance receivables by fiscal year of origination in future filings.

If you have any additional questions or would like to discuss this matter, please contact me at (479) 418-8081 or vickie.judy@car-mart.com.

Sincerely,

\s\ Vickie D. Judy

Vickie D. Judy

Chief Financial Officer